September 7, 2012

VIA EDGAR

Re: Peabody Energy Corporation

Registration Statement on Form S-4

File No. 333-183073

Pamela Howell

Adam F. Turk

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Howell and Mr. Turk:

On behalf of Peabody Energy Corporation (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement relating to the offer to exchange 6.00% Senior Notes due 2018 and 6.25% Senior Notes due 2021 (the “Notes”) and related guarantees for notes and guarantees that have been registered under the Securities Act of 1933, as amended. The Registration Statement has been revised to include a guarantee issued by Peabody Trout Creek Reservoir LLC, a subsidiary of the Company, which was not a guarantor of the Notes at the time of the initial filing of the Registration Statement on August 3, 2012.

In addition, we are providing the following response to your comment letter, dated August 16, 2012, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Peabody Energy Corporation

September 7, 2012

General

1.	We note that you are registering your 6.00% Senior Notes due 2018 and the guarantees thereof and 6.25% Senior Notes due 2021 and the guarantees thereof in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5,1991) and Shearman & Sterling, SEC No-Action Letter (July 2,1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

In response to the Staff’s comment, the Company has filed a supplemental letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the letters referred to above and including the representations contained in the no-action letters referred to above.

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Please do not hesitate to call Risë Norman at 212-455-3080 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Risë Norman

Risë Norman

cc: Peabody Energy Corporation

      Ken Wagner